Exhibit 99.1

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

Interim Report

for the three months ended September 30, 2017

1.	Reporting period

The financial information contained in this report is for the three months ended September 30, 2017. Comparative amounts for the Consolidated Statement of Profit or Loss and Other Comprehensive Income are for the three months ended September 30, 2016. Financial Position comparatives are at June 30, 2017.

2.	Results for Announcement to the Market

		Change	% Change	$A’000

2.1	Revenue from ordinary activities	Up	14%	127

2.2	(Loss) from ordinary activities after tax attributable to members	Up	487%	(2,877)

2.3	Net (loss) for the period attributable to members	Up	487%	(2,877)

2.4	The amount per security and franked amount per security of final and interim dividends	No dividends were declared or paid during the period

2.5	A brief explanation of any of the figures in 2.1 to 2.3 necessary to enable the figures to be understood	Refer to commentary below which was extracted from the Benitec Biopharma Limited interim report for the three months to September 30, 2017 which forms part of this ASX announcement

3.	Commentary on results for the period

Benitec's comprehensive loss for the three months to September 30, 2017 was $2.877m compared to a profit of $0.742m the previous corresponding period. The $3.619m increase in loss is explained by:

•	decrease in R&D Grant income of $4.915m

Benitec's current assets at September 30, 2017 were $20.024m (June 30, 2017: $22.162m), with current liabilities of $1.699m (June 30, 2017: $1.125m).

4.	Net tangible asset backing per share

	September 2017	September 2016
Net tangible asset backing per ordinary share	9.15 cents	13.47 cents

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 1

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

Interim Report

for the three months ended September 30, 2017

Contents

History, general information, explanatory notes, forward looking statements	3

Directors' Report, including the review of operations	5

Auditors' Independence Declaration	15

Financial Statements	16

Consolidated Statement of Profit or Loss and Other Comprehensive Income	16

Consolidated Statement of Financial Position	17

Consolidated Statement of Changes in Equity	18

Consolidated Statement of Cash Flows	19

Notes to the Consolidated Financial Statements	20

Management’s discussion and analysis of financial condition and review of operations	26

Risk factors	33

Directors' Declaration	35

Independent Review Report to the members of Benitec Biopharma Limited	36

The information in this report should be read in conjunction with the most recent annual financial report and any public announcements made by Benitec Biopharma Limited.

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BENITEC BIOPHARMA LIMITED

Company history, general information, explanatory notes and forward looking statements for the three months ended September 30, 2017

Company History

Benitec Biopharma Limited (‘the Company’) was incorporated under the laws of Australia in 1995 and has been listed on the Australian Securities Exchange, or ASX, since 1997. Since then, the Company has devoted most of its resources to development of therapeutic agents related to DNA-directed RNA interference (ddRNAi). While the Company has established some licensing arrangements, it does not have any products approved for sale and has not generated any revenue from product sales. The Company has funded its operations primarily from private placements of ordinary shares, including $5.4m in March 2017 and $2.5m in October 2016, a U.S. initial public offering in August 2015 of $18.8m (U.S.$13.8m) and $31.5m in February 2014. The Company has taken to account cumulative research and development grants from the Australian federal government since inception, totalling $18.779m. Since Nasdaq listing in July 2015, the Company has earned licensing revenue from licensing our ddRNAi technology to five biopharmaceutical companies, totalling $0.62m.

In August 2015, the Company completed a US initial public offering in which it issued 30,000,000 ordinary shares (represented by 1,500,000 ADSs) and 575,000 Warrants, and it listed the ADSs and Warrants on the NASDAQ Capital Market.

In October 2012, the Company acquired Tacere Therapeutics, Inc., an RNA interference therapeutics company based in California with a development program focused on hepatitis C and age related macular degeneration (AMD). As consideration for the acquisition, we issued a total of 4,092,854 ordinary shares (taking into account a 25:1 share consolidation that became effective in July 2013), representing 9.8% of our issued capital immediately after the transaction, having an aggregate value of $1.5m.

Benitec Biopharma Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Suite 1201, 99 Mount Street, North Sydney, NSW 2060 Australia. Our telephone number is +61 2 9555 6986. The Company’s website address is www.benitec.com

General Information

The financial statements cover Benitec Biopharma Limited as a Group consisting of Benitec Biopharma Limited and the entities it controlled at the end of, or during, the three month period ended September 30, 2017. The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited's functional and presentation currency.

A description of the nature of the Group's operations and its principal activities are included in the Directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on November 29, 2017. The directors have the power to amend and reissue the financial statements.

The Company’s directors and management are committed to conducting the Group’s business in an ethical manner and in accordance with the highest standards of corporate governance. The Company has adopted and substantially complies with the ASX Corporate Governance Principles and Recommendations (3rd Edition) (‘Recommendations’) to the extent appropriate to the size and nature of the Group’s operations.

The Company has prepared a Corporate Governance Statement which sets out the corporate governance practices that were in operation throughout the financial reporting period for the Company, identifies any recommendations that have not been followed, and provides reasons for not following such recommendations.

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BENITEC BIOPHARMA LIMITED

Company history, general information, explanatory notes and forward looking statements for the three months ended September 30, 2017

The Company’s Corporate Governance Statement and policies, which were approved by the Board of directors on August 24, 2017 can be found on its website: http://www.benitec.com/investor-centre/governance.

Explanatory Notes

Unless otherwise indicated or the context implies otherwise:

•	“we”, “us”, “our”, or “Benitec”, refers to Benitec Biopharma Limited, an Australian corporation, and its subsidiaries;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADSs” refers to American Depositary Shares, each of which represents 20 ordinary shares; and

•	“Warrant” refers to a warrant to purchase one ADS at an exercise price of US$5.50 per ADS, exercisable from the date of issuance until five years thereafter.

The Company’s fiscal year end is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year.

Unless otherwise indicated, the consolidated financial statements and related notes included in this document have been prepared in accordance with AASB 134 Interim Financial Reporting and also comply with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States, or GAAP.

Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. The Company has tried to identify such forward- looking statements by use of such words as "expects", "intends", "hopes", "anticipates", "believes", "could", "may", "evidences" and "estimates", and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to, any statements relating to Benitec's pipeline of ddRNAi-based therapeutics, including the initiation, progress and outcomes of clinical trials and any other statements that are not historical facts. Such forward-looking statements involve risks and uncertainties, including, but not limited to, risks and uncertainties relating to the difficulties or delays in our plans to develop and potentially commercialise our product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and our product candidates, potential future out-licenses and collaborations, our intellectual property position and duration of our patent portfolio, the ability to procure additional sources of financing and other risks detailed from time to time in filings that the Company makes with the ASX and US Securities and Exchange Commission, including our most recent annual report on Form 20-F and our reports on Form 6-K. Such statements are based on management's current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this presentation. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

The forward-looking statements made in this document relate only to events or information as of the date on which the statements are made in this document. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements because of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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BENITEC BIOPHARMA LIMITED

Directors' Report
for the three months ended September 30, 2017

The Company’s Directors present their report on the consolidated entity consisting of Benitec Biopharma Limited and the entities it controlled (‘Group’) for the three months ended September 30, 2017.

Directors

The following persons were directors of Benitec Biopharma Limited (‘Benitec’) during the whole of the period and up to the date of this report, unless otherwise noted:

Dr Jerel A Banks (Chairman, appointed on October 12, 2017)

Mr Peter Francis (resigned as Chairman on October 12, 2017 and continues as non-executive director)

Mr Kevin Buchi

Ms Megan Boston

Dr John Chiplin (resigned on October 23, 2017)

Financial Update

Benitec's Comprehensive loss for the three months to September 30, 2017 was $2.875m compared to a profit of $0.773m the previous corresponding period. The $3.648m increase in loss is explained by:

•	Decrease in Research and Development Grant income of $4.915m: Grant Income is lower due to the inclusion of an estimation of the Grant Income in the three month period ended September 30, 2017 of $0.751m, whilst in the previous period we included an estimation of Grant Income of $5.666m for the 12 month period ending June 30, 2016.

In March 2017 a new reporting system was implemented to allow a reliable estimate to be made of the grant income. As a result, an estimation of grant income for each quarter is now taken to account on a quarterly basis. Previously the grant income was only taken up on the lodgment of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made.

It is noted that Grant income is not receivable until a claim is made, on lodgement, of the June 2018 income tax return.

•	Reduction in Research and development costs of $1.111m: Research and development costs were reduced by $1.111m due to reduced expenditure on programs related to HBV, HCV and AMD. These costs reductions were offset by increased expenditure on OPMD and Head and Neck cancer.

•	Employee and share based expenses increased by $0.02m: due to the vesting or expiration of previously issued options.

As at September 30, 2017, the Company had cash on hand of $14.699m. This was a decrease of $2.676m from June 30, 2017. This represents operating cash outflow of $2.8m offset by income of $0.2m.

Benitec's current assets at September 30, 2017 were $20.024m (June 30, 2017: $22.162m), with current liabilities of $1.699m (June 30, 2017: $1.125m).

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BENITEC BIOPHARMA LIMITED

Directors' Report
for the three months ended September 30, 2017

Review of Operations

Benitec is a biotechnology company developing a proprietary therapeutic technology platform that combines RNA interference, or RNAi, with gene therapy with a goal of providing sustained, long-lasting silencing of disease-causing genes from a single administration. The Company is using its technology, called DNA-directed RNA interference, or ddRNAi, to develop a pipeline of product candidates for the treatment of several chronic and life-threatening human diseases, such as head and neck squamous cell carcinoma, or HNSCC, oculopharyngeal muscular dystrophy, or OPMD, wet age-related macular degeneration, or AMD, and hepatitis B. By combining the specificity and gene silencing effect of RNAi with gene therapy, ddRNAi has the potential to produce long-lasting silencing of disease-causing genes from a single administration, which could minimize the requirement for patients to take regular doses of medicine.

The Company’s objective is to become the leader in discovering, developing, clinically validating and commercializing ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations and, as a result, provide a better life for patients with these diseases. The Company’s strategy to accomplish this goal is to:

•	Continue the scientific development of its existing pipeline programs.

The Company will continue preclinical research efforts for its ddRNAi therapeutics targeted to treat patients impacted by HNSCC, OPMD, AMD and HBV. It is also finalizing the Phase 2 clinical plans for BB-401, its EGFR antisense RNA product for the treatment of patients with HNSCC. As an antisense agent, BB-401 is aligned with the Company’s internal expertise in gene therapy and gene silencing. It functions via post transcriptional gene silencing and paves the way for a ddRNAi follow-on therapeutic to treat patients with HNSCC. By the end of calendar 2018, the Company expects to advance its product candidates for HNSCC and OPMD into clinical trials.

The Company will continue to advance programs in core disease areas to the appropriate proof of concept stage before seeking partnering or co-develop opportunities. Where appropriate it will seek to progress programs through to commercialization itself. For example, the pipeline program to treat an orphan indication, OPMD, is seen as a candidate for this latter approach, and in January 2017, the European Commission granted orphan drug designation for BB-301 as an orphan medicinal product for the treatment of OPMD.

•	Prioritise the future development of its ddRNAi technology by identifying new diseases and ddRNAi strategies with a high probability of commercial success and value to shareholders.

Each of the key pipeline indications are directed towards diseases with high unmet medical need or large patient populations. The Company believes there is a strong rationale for treating these diseases and other diseases that have well-characterized gene targets that can be silenced, thus preventing the disease-causing gene from being expressed.

In addition to progressing its pipeline of product candidates, the Company will further develop and improve its ddRNAi platform technology and its associated intellectual property through in-house development and in-licensing of complementary technologies. One such example is the relationship with 4D Molecular Therapeutics LLC, or 4DMT. Through the collaboration with 4DMT, the Company identified novel AAV capsids that might deliver ddRNAi constructs to the retinal cells from an intravitreal injection to treat human ocular diseases.

•	Establish co-development agreements with other companies using its scientific capability and intellectual property platform.

The adaptability of the Company’s platform also presents an opportunity to selectively form collaborations to expand its capabilities and product offerings into a range of diseases and potentially to more broadly accelerate the development and commercialization of ddRNAi therapeutics.

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BENITEC BIOPHARMA LIMITED

Directors' Report
for the three months ended September 30, 2017

Review of Operations continued

The Company’s development team has significant experience in designing and developing ddRNAi therapeutics and includes founding scientists in the ddRNAi field.

In-house programs

The following table sets forth our product candidates and their development status.

As of September 30, 2017, the Company has four key pipeline programs in development. Highlights of progress over the previous 3 months include:

(1)	Head and Neck Squamous Cell Carcinoma:

Late in 2016, the Company acquired rights to BB-401 from Nant Capital and are developing BB-401 for the treatment of HNSCC. BB-401 is a DNA plasmid that produces an antisense RNA that targets the EGFR mRNA and prevents its translation into its cognate protein by a mechanism of action we describe as post-transcriptional gene silencing. EGFR is the cell-surface receptor for members of the epidermal growth factor family, or EGF family, of extracellular protein ligands. EGFR is a well-validated oncology target and has been shown to be a key driver of the growth of HNSCC lesions with more than 80% of HNSCC lesions exhibiting significantly elevated levels of EGFR versus concentrations found in non-malignant tissues.

Head and neck cancers often begin in the moist mucosal surfaces inside the head and neck, such as inside the mouth and the throat. According to GlobalData (Head and Neck Squamous Cell Carcinoma – Opportunity Analysis and Forecast to 2024, February 2016), approximately 64,000 new patients will be diagnosed annually in the United States with HNSCC and 50% of the patients are expected to develop recurrent or metastatic disease, with approximately 13,000 annual deaths expected in the United States from HNSCC.

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BENITEC BIOPHARMA LIMITED

Directors' Report
for the three months ended September 30, 2017

Review of Operations continued

In-house programs continued

Squamous cell carcinoma of the head and neck accounts for more than 90% of all head and neck cancers, and more than 50% of HNSCC patients present with Stage III or higher disease (locally advanced or metastatic), which has higher potential for progression and recurrence. The relative five-year survival rate for metastatic head and neck cancers is <38%, and can be as low as 4% for recurrent or metastatic Stage IV disease. We expect total drug sales for HNSCC in the United States, France, Germany, Italy, Spain, United Kingdom and Japan to increase from an aggregate US$386 million in 2014 to US$1.53 billion in 2024, at a compound annual growth rate of 14.8%.

BB-401, a 39-basepair oligonucleotide that is an antisense molecule to EGFR mRNA, is currently being developed for the treatment of recurrent or metastatic HNSCC in patients who have failed all available standard therapies. Treatment comprises antisense DNA molecules that correspond to a 39-base pair sequence of DNA derived from human EGFR contained within a plasmid construct. Plasmids containing the antisense DNA will be injected into tumors of patients with HNSCC. BB-401 will be administered weekly as a direct intratumoral injection.

The first Phase I study involved 17 patients with lesions that were unresponsive to standard anti-cancer therapies. In this study, BB-401 (referred to as EGFR-AS) was administered to target malignant lesions once per week for four weeks. Key observations of this study included:

o	Reductions in the sizes of some malignant lesions as described below.
▪	Five of the patients experienced an Objective Response which provides for an Objective Response Rate of 29%. Two patients experienced a 100% reduction in size by Response Evaluation Criteria in Solid Tumors, or RECIST, and three patients experienced Partial Responses when the reduction was greater than 30% by RECIST.
▪	An additional two patients had reductions between 19% and 29% of the original size, resulting in seven patients, or 41% of the clinical trial participants, reporting a halt in disease progression
o	The mean duration of anti-tumor response was 6.5 months.
o	No grade 3 or grade 4 dose-limiting toxicities were noted in the Phase I study.

A second Phase I study of 6 patients evaluated the potential for BB-401 to improve the efficacy of an existing multi-agent anti-cancer treatment regimen comprised of cetuximab along with intensity-modulated radiotherapy, which has been approved for treatment of locally or regionally advanced HNSCC. The combination of cetuximab with radiation therapy has a demonstrated Objective Response Rate of 74%. Reductions of an additional 29% were observed in five of six patients treated with BB-401 in combination with radiation therapy and cetuximab resulting in an objective response rate of 83%.

Key milestones achieved over the last 3 months and next steps include:

o	The Company intends to further investigate the activity of single-agent BB-401 to determine the best position for BB-401 in current HNSCC therapy. Initiation of a Phase 2 clinical trial of BB-401 early in calendar 2018. As of 30 September 2017, clinical study start-up activities and manufacturing of BB-401 supplies for Phase 2 were well underway.

o	In parallel to returning BB-401 to the clinic, the scientific team at the Company has initiated the discovery stage program using its proprietary ddRNAi platform, to develop follow-on anti-EGFR strategies. The clinical data obtained from the BB-401 program will be used to inform the development pathway of BB-501, a ddRNAi therapeutic designed to silence the expression of EGFR. It is thought that the efficiency of target knockdown will be significantly greater with RNA interference as opposed to the post transcriptional gene silencing mechanism of BB-401.

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BENITEC BIOPHARMA LIMITED

Directors' Report
for the three months ended September 30, 2017

Review of Operations continued

In-house programs continued

o	As of 30 September 2017, selection and optimization of shRNAs was completed and in vivo testing in mouse xenograft models is underway. We anticipate IND-enabling studies for BB-501 may be completed in calendar 2019.

(2)	Oculopharyngeal Muscular Dystrophy (OPMD):

The Company is developing BB-301, a single administration ddRNAi-based gene therapy to correct the gene defect which causes the disease and to address many of the limitations of therapeutic approaches currently available and those in development for OPMD.

OPMD is an autosomal-dominant inherited, slow-progressing, late-onset degenerative muscle disorder that usually starts in patients during their 40s or 50s. The disease is manifested by progressive swallowing difficulties (dysphagia) and eyelid drooping (ptosis). OPMD is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene. OPMD is a rare disease and has been reported in at least 33 countries. Patients suffering with OPMD are well identified and are geographically clustered, which we believe should simplify clinical development and in house commercialisation.

BB-301 is a monotherapy delivered using an AAV vector and is designed to silence the expression of the mutant PABPN1 gene in esophageal muscle cells of OPMD patients while simultaneously introducing a silencing-resistant normal form of the gene. The Company believes OPMD is well suited for this "silence and replace" approach since the genetic mutation is well characterized and the target tissue is relatively small. Once validated, the Company believes a similar approach could be applied to other inherited disorders.

Key milestones achieved over the last 3 months and next steps include:

o	Earlier in 2017, the Company announced that the initial pre-clinical efficacy results from its OPMD collaboration with RHUL and IM have been published in Nature Communications. The key results from these studies demonstrate that a DNA directed RNA interference (ddRNAi) approach to ‘silence and replace’ the mutant PABPN1 protein, results in the correction of the muscular dystrophy and of key clinical features of OPMD including a progressive atrophy and muscle weakness associated with nuclear aggregates of insoluble PABPN1. These data were generated in the A17 mouse model that expresses the mutant PABPN1 gene and mimics most of the features of human OPMD patients.

o	In August 2017, the Company announced an innovative vector design to ‘silence and replace’ the disease-causing gene in a single construct. The single vector system has shown activity consistent with the dual vector system in which the ‘silence’ and ‘replace’ are delivered in separate vectors. Being a single product simplifies the regulatory process and reduces the complexity of the clinical strategy for BB-301.

o	In November 2017, the Company submitted an application with the U.S. Food & Drug Administration (FDA) seeking orphan drug designation for BB-301 as a treatment of OPMD.

o	In November 2017, the Company completed successful pre-IND and scientific advice meetings with the U.S. FDA, Health Canada and several European agencies. Input from these meetings has been incorporated into the BB-301 regulatory strategies. The Company anticipates initiating a clinical trial late in calendar 2018, subject to toxicity results and future regulatory review.

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BENITEC BIOPHARMA LIMITED

Directors' Report
for the three months ended September 30, 2017

Review of Operations continued

In-house programs continued

(3)	Age-related macular degeneration (AMD):

The Company is developing a ddRNAi-based therapy for the treatment of wet AMD, which is designated BB-201. The delivery vector for BB- 201 is comprised of a novel AAV capsid that has been developed in collaboration with 4DMT and is designed to deliver ddRNAi constructs to the retina using a direct intravitreal injection. The aim of this program is to develop a therapeutic that provides long-term treatment of AMD from a single intravitreal injection. We believe this could replace the need for regular subretinal injections of protein based therapeutics into the eye, which is the current standard of care.

AMD is one condition that leads to the deterioration of the eye's macula. The macula is a small area in the retina that is responsible for central vision. AMD is the leading cause of blindness and visual impairment in older adults, often involving blood vessel overgrowth and damage to the retina resulting in the loss of vision in the central visual field. The vascular endothelial growth factor, or VEGF-a, is responsible for stimulating the new blood vessel growth. The disease occurs in two forms, wet and dry. Dry AMD is the most common type of macular degeneration and affects 85% to 90% of the people with AMD. Dry AMD often develops into wet AMD.

Wet AMD is the more advanced type of AMD. In wet AMD, which is also called exudative, or neovascular, AMD, the Bruch's membrane underlying the retina thickens, then breaks. The oxygen supply to the macula is disrupted and, as a result, new abnormal blood vessels grow through the subretinal membrane towards the macula, often raising the retina. The blood vessels are fragile, and often leak fluids that damage the macula. VEGF-a is a key molecule known to stimulate the new blood vessel growth in wet AMD. Although the wet form of the disease affects only 10% to 15% of those who have AMD, wet AMD accounts for 90% of the severe vision loss caused by macular degeneration.

According to a study published in JAMA Ophthalmology, AMD is the leading cause of irreversible vision loss in the United States, affecting an estimated 1.75 million people. It is estimated that 196 million people will be affected by AMD worldwide by 2020 according to a study published in The Lancet Global Health.

The key milestones achieved over the last 3 months and next steps include:

o	Earlier in 2017, as a result of a collaboration with 4D Molecular Therapeutics (4DMT), the Company was able to demonstrate enhanced transduction of ocular tissues with several novel AAV capsids. The Company believe these outcomes demonstrate the commercial applicability of having a vector that can transduce the retina following an intravitreal injection.
o	As of November 2017, the Company had completed the in-life portion of an in vivo proof of concept study in a non-human primate model in which new blood vessel formation is induced by the laser treatment of the retina. Although the molecular analyses of all the retinal tissues have not been completed, it is clear from the initial in-life portion of the data, that additional work on BB-201 will be required if the Company is to continue the development of the AMD program.

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BENITEC BIOPHARMA LIMITED

Directors' Report
for the three months ended September 30, 2017

Review of Operations continued

In-house programs continued

(4)	Hepatitis B – BB-103:

The Company is developing BB-103 for the treatment of HBV. Results of in vivo and in vitro studies, from December 2016, March 2016 and December 2015, have demonstrated the potential utility of an approach that combines RNAi with gene therapy to treat HBV. In April 2017, the Company completed a pre-IND submission with the FDA in which the feedback provided by the agency included details regarding steps required to initiate a clinical trial for BB-103. The Company has been working closely with key opinion leaders and clinicians to finalize the design of the protocol for the BB-103 human study and is seeking partnerships to support the progression of BB-103 into the clinic.

Licensed programs

In addition to its in-house development programs, the Company has licensed its ddRNAi technology to companies who are developing therapeutic programs in disease areas that are of its owns pipeline areas.

HIV/AIDS: In March 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a U.S. based biotechnology company, Calimmune, Inc. Under the agreement, Calimmune could develop, use and commercialise ddRNAi to silence up to three targets for the treatment or prevention of HIV/AIDS. Calimmune's approach was developed with core technology from the laboratory of Dr. David Baltimore, a Nobel Laureate in the area of HIV/AIDS, and involves silencing the gene that codes for a receptor protein known as CCR5. Calimmune's HIV/AIDS treatment is known as Cal-1. In August 2017, the CSL Behring subsidiary of CSL Ltd. said it will acquire gene therapy company Calimmune Inc. gaining two ex vivo autologous gene therapy candidates and two stem cell therapy technologies. As part of this deal, CSL Behring also acquired CAL-1, the autologous T cell and blood stem cell therapy in Phase I/II testing to treat HIV infection. The announcement indicated that CSL Behring is evaluating options for developing this candidate, including licensing or partnering as the company is "unlikely" to develop the candidate on its own.

Cancer Immunotherapy: In August 2013, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Regen Biopharma Inc. to use ddRNAi for silencing expression of indoleamine 2,3—dioxygenase, or IDO, in dendritic cells. Regen is developing a cancer immunotherapy using the licensed technology. IDO is associated with immune-suppression and is overexpressed in some cancers. Regen has reported preclinical evidence that modification of these cells using ddRNAi targeting the silencing of IDO may significantly enhance their efficacy in cancer immunotherapy. Regen's first treatment, which is for breast cancer, is called dCellVax.

Retinitis Pigmentosa: In July 2012, an exclusive, royalty-bearing, worldwide license was granted to Ireland-based biotechnology company, Genable Technologies Limited to use, develop or commercialise RNAi for treatment or prevention of retinitis pigmentosa. Genable's treatment involves suppression of the mutant and normal genes, and replacement with a normal RHO gene that has been modified to be resistant to ddRNAi gene silencing. Genable has reported that it established proof of concept in an in vivo model of the disease. Genable's treatment for retinitis pigmentosa, GT308, is named RhoNova™. In March 2016, Spark Therapeutics acquired Genable Technologies Limited for a combination of cash and common stock. Spark has indicated support for continuing the development of RhoNova™

Huntington’s disease: In December 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a Netherlands-based biotechnology company, uniQure biopharma B.V. to use, develop or commercialise RNAi therapeutics for Huntington's disease.

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BENITEC BIOPHARMA LIMITED

Directors' Report
for the three months ended September 30, 2017

Intractable Neuropathic Pain: In November 2014, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Circuit Therapeutics, Inc. to use ddRNAi for the development of treatments for and the prevention of pain.

Intellectual property

The Company manages a substantial portfolio of patents relating to the ddRNAi platform technology, improvements to this technology and its pipeline programs. The Company continues to hold a dominant position in the field of expressed RNAi and it defends its position in this space. With the limited patent term remaining on the platform patents licensed from CSIRO, Benitec’s focus has increasingly been on establishing patent protection for its pipeline and products in development with the aim of securing competitive and commercially relevant intellectual property position for each of its programs.

Commercialisation

Business development activities based on proactive engagement with biotechnology and pharmaceutical companies remains a major focus for the Company, primarily in the following areas:

•	Partnering pipeline programs by co-development or licensing to other biotechnology and pharmaceutical companies;

•	Collaborating with biotechnology and pharmaceutical companies on nominated targets using Benitec’s ddRNAi technology; and

•	Licensing ddRNAi to commercial users of the technology.

The Company continues to generate strong interest from a number of potential partners with a particular focus on hepatitis B, AMD and the ddRNAi platform.

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BENITEC BIOPHARMA LIMITED

Directors' Report
for the three months ended September 30, 2017

Shareholdings by each director and other members of key management

The number of shares in the Company held during the period by each director and other members of key management personnel (KMP) of the Group, including their personally related parties, is set out below:

	Balance at July 1, 2017	Received as part of remuneration	Exercise of options	Disposals /other	Balance at September 30, 2017
Ordinary shares
Peter Francis	424,174	-	-	-	424,174
Kevin Buchi	861,539	-	-	-	861,539
John Chiplin	200,000	-	-	-	200,000
Megan Boston	-	-	-	-	-
Dr Jerel A Banks(1)	-	-	-	-	-
Total	1,485,713	-	-	-	1,485,713

(1)	Dr Jerel A Banks was appointed as a director on October 26, 2016. Dr Banks is the Chief Investment Officer of Nant Capital LLC. Due to this relationship Dr Banks was deemed to have a relevant interest in Nant Capital’s shareholding in the Company (58,611,638 ordinary shares). On legal review is was noted that Dr Banks relationship did not in fact give rise to a relevant interest and therefore this holding is no longer disclosed.

None of the shares are held nominally by the key management personnel.

Option holdings by each director and other members of key management

The number of options over ordinary shares in the Company held during the period by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

	Balance at 1 July 2016	Granted	Exercised	Expired /forfeited other	Balance at 30 September 2017	Vested and exercisable	Vested and un-exercisable
Options over ordinary shares
Peter Francis	1,400,000	-	-	-	1,400,000	933,332	-
Kevin Buchi	1,240,000	-	-	-	1,240,000	960,000	-
John Chiplin	840,000	-	-	-	840,000	560,000	-
Greg West	3,080,000	2,000,000	-	-	5,080,000	880,000	-
David Suhy	1,200,000	1,500,000	-	-	2,700,000	1,200,000	-
	7,760,000	3,500,000	-	-	11,260,000	4,533,332	-

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 13

BENITEC BIOPHARMA LIMITED

Directors' Report
for the three months ended September 30, 2017

Other transactions with key management personnel and their related parties

Legal services at normal commercial rates totalling $2,062, including a payable of $864 at the end of the period (three months ended September 30, 2016: $30,874) were provided by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

No consultancy fees were paid for executive duties in this period (three months ended September 30, 2016: $32,133) provided by Newstar Ventures Ltd, a corporation in which John Chiplin is a Director and has a beneficial interest.

Annabel West, the wife of Greg West, our Chief Executive Officer, was employed by us as a part-time clerical and administrative assistant. Annabel West was paid wages of $9,652 for this period.

Events after the balance sheet date

Changes affecting Directors and Key Management Personnel

On 10 October 2017 Cliff Holloway has resigned from his position as Chief Business and Operations Officer, effective early January 2018, in order to pursue other interests overseas.

On 12 October 2017 Dr Jerel Banks was appointed as a Chairman of the Board, replacing Mr. Peter Francis who will remain on the Board as a Non-Executive Director.

On 23 October 2017 Dr John Chiplin, who served on the Benitec Biopharma Limited Board since 2010, has resigned as a Non-Executive Director, effective immediately.

R and D Grant ATO review

The company has been advised that the ATO will conduct a standard compliance review of the year ended 30 June 2016 Grant claim. The outcome of the audit review is not expected to be known until the second half of the financial year.

Signed in accordance with a resolution of the Directors.

Jerel Banks

Chairman

November 29, 2017

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 14

Level 17, 383 Kent Street
Sydney NSW 2000

Correspondence to:
Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
F +61 2 9299 4445
E info.nsw@au.gt.com
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Auditor’s Independence Declaration to the Directors of Benitec Biopharma Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Benitec Biopharma Limited for the quarter ended 30 September 2017. I declare that, to the best of my knowledge and belief, there have been:

a	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	No contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd

Chartered Accountants

L M Worsley

Partner – Audit & Assurance

Sydney, 29 November 2017

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Page | 15

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Profit or Loss and Other Comprehensive Income
for the three months ended September 30, 2017

		Three months ended
	Notes	September 2017	September 2016
		$’000	$’000
Revenue	2a	127	111
Other income	2b	751	5,683
Total Income		878	5,794

Expenses
Royalties and licence fees		(34)	(22)
Research and development		(1,406)	(2,517)
Employee benefits expense		(1,273)	(1,376)
Share-based expense		(145)	(126)
Travel related costs		(84)	(116)
Consultants costs		(189)	(192)
Occupancy costs		(137)	(132)
Depreciation		(50)	(73)
Corporate expenses		(363)	(250)
Foreign exchange realized loss		(51)	(62)
Foreign exchange unrealized loss		(23)	(186)
Total Expenses		(3,755)	(5,052)

(Loss)/profit before income tax		(2,877)	742
Income tax		-	-
(Loss)/profit after income tax for the period attributable to the owners of Benitec Biopharma Limited		(2,877)	742

Other comprehensive income
Foreign currency translation gain		2	31
Total comprehensive (loss)/profit for the period attributable to the owners of Benitec Biopharma Limited		(2,875)	773

Basic (loss)/earnings for the three months, cents per share		(1.4)	0.5
Diluted (loss)/earnings for the three months, cents per share		(1.4)	0.4

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 16

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Financial Position
As at September 30, 2017

	Notes	September 2017	June 2017
		$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents		14,699	17,375
Other financial assets		100	100
Trade and other receivables	5	5,071	4,406
Other	6	154	281
Total Current Assets		20,024	22,162

Non-Current Assets
Deposits		59	59
Plant and equipment		428	445
Total Non-Current Assets		487	504

TOTAL ASSETS		20,511	22,666

LIABILITIES
Current Liabilities
Trade and other payables	7	1,485	919
Provisions	8	214	206
Total Current Liabilities		1,699	1,125

Non-Current Liabilities
Provisions		36	35
Total Non-Current Liabilities		36	35

TOTAL LIABILITIES		1,735	1,160

NET ASSETS		18,776	21,506

EQUITY
Issued capital	9	155,580	155,580
Reserves		1,821	1,674
Accumulated losses		(138,625)	(135,748)
TOTAL EQUITY		18,776	21,506

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 17

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Changes in Equity
for the three months ended September 30, 2017

	Issued capital	Reserves	Accumulated Losses	Total equity
	$’000	$’000	$’000	$’000

Balance at June 30, 2016	147,641	2,565	(131,369)	18,837
Loss for the period	-	-	742	742
Other comprehensive income
- Foreign exchange translation reserve	-	31	-	31
Total comprehensive income	-	31	742	773
Contributions of equity, net of transaction costs	-	-	-	-
Share based payments	-	126	-	126
Transfer of expired share based payments	-	(934)	934	-
At September 30, 2016	147,641	1,788	(129,693)	19,736

Balance at June 30, 2017	155,580	1,674	(135,748)	21,506
Loss for the period	-	-	(2,877)	(2,877)
Other comprehensive income
- Foreign exchange translation reserve	-	2	-	2
Total comprehensive income	-	2	(2,877)	(2,875)
Contributions of equity, net of transaction costs	-	-	-	-
Share based payments	-	145	-	145
At September 30, 2017	155,580	1,821	(138,625)	18,776

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 18

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Cash Flows

for the three months ended September 30, 2017

	Three months ended
	September 2017	September 2016
	$’000	$’000
Cash flows from operating activities
Receipts from customers	26	84
Interest received	85	34
Receipts of CRO prepayment	109	-
Payments to suppliers and employees	(2,820)	(4,703)
Net cash used in operating activities	(2,600)	(4,585)

Cash flows from investing activities
Payments for plant and equipment	(40)	(9)
Security deposits	-	(47)
Net cash used in investing activities	(40)	(56)

Cash flows from financing activities
Net cash from financing activities	-	-

Net (decrease)/increase in cash and cash equivalents	(2,640)	(4,641)
Cash and cash equivalents at beginning of the period	17,375	18,230
Effects of exchange rate changes on cash and cash equivalents	(36)	(195)
Cash and cash equivalents at end of the period	14,699	13,394

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 19

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the three months ended September 30, 2017

1.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT

The interim consolidated financial statements (the interim financial statements) of the Group are for the three months ended September 30, 2017 and are presented in Australian dollars ($), which is the functional currency of the parent company. These general purpose interim financial statements have been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Accounting Standards, and should be read in conjunction with the consolidated financial statements of the Group for the year ended June 30, 2017 and any public announcements made by the Group during the three months in accordance with continuous disclosure requirements arising under the Australian Securities Exchange Listing Rules and the Corporations Act 2001. The interim financial statements have been approved and authorised for issue by the Board of Directors on November 29, 2017.

(a)	Basis of accounting

The three month’s financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 “Interim Financial Reporting” and other mandatory professional reporting requirements.

This financial report has been prepared on a going concern basis.

During the three months ended September 30, 2017, the consolidated entity incurred a loss of $2.877m (2016 comparative period: profit $0.742m) and had net operating cash outflows of $2.600m (2016 comparative period $4.585m).

The directors having performed a review of the cash flow forecasts, considering the cash flow needs of the Group, believe that the strategies in place are appropriate to generate funding which will be sufficient to maintain the going concern status of the Group.

If these strategies are unsuccessful then the Group may need to realise its assets and extinguish liabilities other than in the ordinary course of business and at amounts different to those disclosed in the financial report.

The financial report does not contain any adjustments to the amounts or classifications of recorded assets or liabilities that might be necessary if the Group does not continue as a going concern.

The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation, nor of the inability of the Group to obtain adequate funding in the future.

The financial report has been prepared in accordance with the historical convention. For the purpose of preparing the financial report, the three months has been treated as a discrete reporting period.

(b)	Summary of significant accounting policies

The interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s last annual financial statements for the year ended June 30, 2017.

(c)	Estimates

When preparing the interim financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 20

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the three months ended September 30, 2017

1	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT continued

(d)	Estimates continued

The judgements, estimates and assumptions applied in the interim financial statements, including the key sources of estimation uncertainty were the same as those applied in the consolidated entity's last annual financial statements for the year ended June 30, 2017. Grant income is generated through the Australian federal government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (2017 43.5%) of eligible research and development expenditures. Grants are recorded when a reliable estimate can be made. In the three month period ended September 30, 2017 the Company estimated the grant income that will be receivable following the lodgment of the 2018 tax return. Previously the grant income was only taken up on the lodgment of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made.

(e)	Significant events and transactions

Key highlights of the interim reporting period to September 30, 2017 include the following:

2	REVENUE AND EXPENSES

		Consolidated Three months ended
		September 2017	September 2016
		$’000	$’000
(a)	Revenue
	Licensing revenue and royalties	44	67
	Interest	82	44
	Other	1	-
		127	111
(b)	Other income
	Australian Government R&D grants	751	5,666
	Net foreign exchange realized gain	-	17
		751	5,683

(c)	Seasonality of Operations
	There is no discernible seasonality in the operations of the consolidated entity.

3.	OPERATING SEGMENTS

Business Segments

The Group had only one business segment during the period, being the global commercialisation by licensing and partnering of patents and licences in biotechnology, with applications in biomedical research and human therapeutics. Business operations are conducted in Australia. However, there are controlled entities based in the USA and United Kingdom. The United Kingdom entity has no segment revenues, results or assets.

Geographical Segments Geographical location	Segment Revenues from External Customers		Segment Results		Carrying Amount of Segment Assets
	Sept 2017	Sept 2016	Sept 2017	Sep 2016	Sept 2017	Jun 2017
	$’000	$’000	$’000	$’000	$’000	$’000
Australia	44	67	(2,895)	791	102	112
United States of America	-	-	18	(49)	326	333
	44	67	(2,877)	742	428	445

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 21

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the three months ended September 30, 2017

3	OPERATING SEGMENTS continued

Accounting Policies

Segment revenues and expenses are directly attributable to the identified segments and include joint venture revenue and expenses where a reasonable allocation basis exists. Segment assets include all assets used by a segment and consist mainly of cash, receivables, inventories, intangibles and property, plant and equipment, net of any allowances, accumulated depreciation and amortisation. Where joint assets correspond to two or more segments, allocation of the net carrying amount has been made on a reasonable basis to a particular segment. Segment liabilities include mainly accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Deferred income tax provisions are not included in segment assets and liabilities.

4.	EVENTS AFTER THE BALANCE SHEET DATE

Changes effecting Directors and Key Management Personnel

-	On 10 October 2017 Cliff Holloway has resigned from his position as Chief Business and Operations Officer, effective early January 2018, in order to pursue other interests overseas.

-	On 12 October 2017 Dr Jerel Banks was appointed as a Chairman of the Board, replacing Mr Peter Francis who will remain on the Board as a Non-Executive Director.

-	On 23 October 2017 Dr John Chiplin, who served on the Benitec Biopharma Limited Board since 2010, has resigned as a Non-Executive Director, effective immediately.

R & D Grant ATO review

The company has been advised that the ATO will conduct a standard compliance review of the year ended 30 June 2016 Grant claim. The outcome of the audit review is not expected to be known until the second half of the financial year.

	Consolidated
	Sept 2017	June 2017
	$'000	$'000
5. TRADE AND OTHER RECEIVABLES
Settlement Receivable	-	109
R&D Grant Receivable	4,984	4,233
Other	87	64
	5,071	4,406
6. CURRENT ASSETS – OTHER
Prepayments	154	281
	154	281
7. TRADE AND OTHER PAYABLES
Trade creditors	690	174
Sundry creditors and accrued expenses	795	745
	1,485	919
8 PROVISIONS
Employee Benefits	189	179
Provision for make good	25	27
	214	206

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 22

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the three months ended September 30, 2017

9.	ISSUED CAPITAL

ISSUED CAPITAL

Details	Date	Number of Shares	$'000
Balance	June 30, 2017	205,142,734	155,580

Balance	September 30, 2017	205,142,734	155,580

The weighted average number of shares on issue during the three months to September 30, 2017 was:		175,433,909

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Benitec shares are listed on the Australian Securities Exchange and trade under the code BLT.

Benitec shares trade on Nasdaq as American Depository Receipts (ADR) under the code BNTC. Each ADR represents 20 ordinary shares.

Share buy-back

There is no current on-market share buy-back.

Share options outstanding at September 30, 2017

1)	Director and Employee Share issue plan

		Exercise	Number
Grant date	Expiry date	price	under option
November 16, 2012 **	November 16, 2017	$1.25	400,000
November 16, 2013 *	May 18, 2018	$0.62	400,000
August 22, 2013 **	August 22, 2018	$1.25	480,000
May 15, 2014 **	May 15, 2019	$1.50	180,000
December 17, 2014 **	December 17, 2019	$1.25	2,334,000
May 6, 2015 **	May 6, 2020	$1.25	650,000
November 12, 2015*	November 12, 2020	$0.77	3,080,000
August 9, 2016**	August 9, 2021	$0.17	2,200,000
July 17 2017	July 17 2022	$0.196	9,300,000
			19,024,000

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 23

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the three months ended September 30, 2017

9.	ISSUED CAPITAL continued

2)	Unlisted Options issued as attaching options with the 28 February 2014 placement of shares

February 28, 2014	February 28, 2019	$1.26	13,246,203

3)	Nasdaq Warrants/Options***

August 20, 2015 ***	August 21, 2020	U.S. $	0.275	11,500,000

Total Options on Issue				43,770,203

* Non-Executive Directors options

** Executive and employee options

*** Options converted to listed NASDAQ warrants (BNTCW). “Warrant” refers to a warrant to purchase one ADS at an exercise price of U.S.$5.50 per ADS (the equivalent of 20 options over ordinary shares at U.S. $0.275 per share), exercisable from the date of issuance until five years thereafter (28 February 2019).

10.	CONTINGENT LIABILITIES AND COMMITMENTS

Tacere Inc. (100% owned subsidiary of entity)

On December 18, 2012, the Company announced the appointment of Synteract, Inc. as its Clinical Research Organisation responsible for the progression of TT-034 into Phase I/IIa clinical trials in the U.S. The Company has negotiated a contract with favourable commercial terms, in some instances requiring prepayment, for Synteract to continue to manage the Phase I/IIa clinical trial and the long term patient follow-up through 2016 and beyond. While the Company announced on February 20, 2016 that is was terminating the HCV program, Benitec is committed to completing the study and the company’s estimate of the cost, assuming all patients remain in the study and the follow-up continues to 2021 is a maximum of $528k. The scenario of all patients remaining in the study to 2021 is most unlikely and the actual cost is likely to be far less than the nominated contingency of $528k.

Parent entity

On July 20, 2016, the Company signed a contract with RxGen Inc. to conduct a study to evaluate the ocular tolerance of GFP expressing vector variants in non-human primates. On February 22, 2017, the Company signed a second contract with RxGen Inc. to conduct an additional evaluation of the ocular tolerance of GFP expressing vector variants in non-human primates. On June 8, 2017, the Company signed a third contract with RxGen Inc. to conduct an evaluation of the efficacy of ddRNAi vector candidates in a laser-induced choroidal neovascularization model in African green monkeys. It is estimated that $475k is outstanding under these contracts.

On December 20, 2016, the Company signed a Collaborative Research Agreement with Royal Holloway University of London to support studies in an OPMD animal model with the Company’s clinical constructs. It is estimated that $63k is outstanding under these contracts.

On May 22, 2017, the Company signed a Master Services Agreement with VGXI, Inc. to manufacture clinical supplies of BB-401 to support the planned Phase 2 clinical trial. It is estimated that $330k is outstanding under these contracts.

The Company has contracted for scientific work on the therapeutic programs, as described above, and payments total approximately $1.395 million.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 24

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the three months ended September 30, 2017

11.	RELATED PARTY TRANSACTIONS

Parent entity

Benitec Biopharma Limited is the parent entity.

Key management personnel

Disclosures relating to key management personnel are set out in June 30, 2017 Annual Report in the remuneration report.

Other transactions with key management personnel and their related parties

Legal services at normal commercial rates totalling $2,062, including a payable of $864 at the end of the period (three months ended September 30, 2016: $30,874) were provided by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

In the prior reporting period (three months ended September 30, 2016: $32,133) consulting fees were paid to Newstar Ventures Ltd, a corporation in which John Chiplin is a Director and has a beneficial interest. No fees were paid in current period.

Annabel West, the wife of Greg West, our Chief Executive Officer, was employed by us as a part-time clerical and administrative assistant. Annabel West was paid wages of A$9,652 for this period.

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 25

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the three months ended September 30, 2017

Operating Results

The Company is a biotechnology company developing a proprietary therapeutic technology platform that combines RNA interference, or RNAi, with gene therapy with a goal of providing sustained, long-lasting silencing of disease-causing genes from a single administration. The Company is using its technology, called DNA-directed RNA interference, or ddRNAi, to develop our pipeline of product candidates for the treatment of several chronic and life-threatening human diseases, such as head and neck squamous cell carcinoma, or HNSCC, oculopharyngeal muscular dystrophy, or OPMD, wet age-related macular degeneration, or AMD, and hepatitis B. By combining the specificity and gene silencing effect of RNAi with gene therapy, the Company believes ddRNAi has the potential to produce long-lasting silencing of disease-causing genes from a single administration, which could minimize the requirement for patients to take regular doses of medicine.

In addition to its pipeline of product candidates, the Company has licensed ddRNAi technology to other biopharmaceutical companies that are progressing their programs towards, or are in, clinical development for applications, including HIV/AIDS, retinitis pigmentosa, Huntington’s disease, cancer immunotherapy and intractable neuropathic pain.

The Company’s objective is to become the leader in discovering, developing, clinically validating and commercializing ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations and, as a result, provide a better life for patients with these diseases. The Company’s strategy to accomplish this goal is to:

•	Continue the scientific development of its existing pipeline programs.

•	Prioritise the future development of its ddRNAi technology by identifying new diseases and ddRNAi strategies with a high probability of commercial success and value to shareholders.

•	Establish co-development agreements with other companies using its scientific capability and intellectual property platform.

During the quarter ended September 30, 2017 the Company continued to focus on progressing its lead programs in HNSCC and OPMD towards the clinic. The Company anticipates that by the end of 2018 it will be a multi-product clinical stage company.

During the quarter, the Company also continued to focus on enhancing internal project management practices to ensure efforts are focused on those areas with a high probability of return on investment and commercial success and that future activities are outcome driven with improved control over timelines, deliverables and cash management.

The Company expects to earn revenue from partnering in-house programs with biotechnology and pharmaceutical companies, forming strategic collaborations with pharmaceutical companies, and out-licensing the ddRNAi platform for therapeutic areas outside of the Company’s in-house pipeline. There can be no assurance, however, as to whether the Company will enter into any additional such arrangement or what the terms of any such arrangement could be.

The Company’s current operating plan may change as a result of many currently unknown factors, and it may need to seek additional funds sooner than planned. These additional funds could be raised through public or private equity or debt financings (although debt financings are unlikely to be available until we have significant revenue and cash flow to service debt we may incur), government or other third-party funding, strategic alliances and licensing arrangements or a combination of these approaches. However, the Company may be unable to raise additional funds or enter into such other arrangements when needed on favourable terms or at all. The Company’s failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on its financial condition and compromise its ability to develop its product candidates and pursue its strategy.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 26

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the three months ended September 30, 2017

Operating Results continued

The Company expects to incur losses for the foreseeable future, and expects these losses to increase as it continues development of, and seek regulatory approvals for, its product candidates. Because of the numerous risks and uncertainties associated with product development in its field, the Company is unable to predict the timing or amount of increased expenses, or when or if it will be able to generate product revenue or achieve or maintain profitability. The Company’s ability to generate revenue from licensing, strategic alliances and collaboration arrangements and product sales will depend on a number of factors, including, among others, obtaining and maintaining adequate coverage and reimbursement from third-party payees for any of its product candidates that may receive regulatory approval. Even if it could generate revenues from licensing programs, strategic alliances or collaboration arrangements or commercial sale of our products, it may not become profitable. If the Company fails to become profitable or is unable to sustain profitability on a continuing basis, then it may be unable to continue its operations at planned levels and could be forced to reduce its operations

Financial operations overview

To date, the Company has derived revenues from licensing fees and interest income. The Company has not generated any revenues from the sales of products. Revenues from licensing fees and interest income are included in the revenue line item on the statement of profit or loss. The Company’s licensing fees have been generated through the licensing of its ddRNAi technology to biopharmaceutical companies.

The Company’s grant income is generated through the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures, including salaries, by small Australian entities having a tax loss. For this purpose, small Australian entities are defined as those with less than $20m in revenue. This grant is available for the Company’s research and development activities in Australia, as well as activities in the United States to the extent such US-based expenses relate to its activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. In previous reporting periods, grants were recorded in the fiscal year received, or anticipated to be received (when a reliable estimate can be made) rather than the fiscal year to which they relate.

In the current accounting period a reliable estimate was able to be made of the expected grant to be received based on expenditure in the current period. This estimate has been taken up as income in the current period and recognised as a receivable, but the cash grant will not be received until a future accounting period. From July 2016 the cash refund rate has been decreased to 43.5% reducing the rate of claims made for the financial year 2017.

Employment related costs

Employment related costs include salaries for all the Company’s employees and related benefits, including the grant of share options, which are valued and included in the statements of profit or loss and other comprehensive income as share based expenses.

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BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the three months ended September 30, 2017

Financial operations overview continued

Impairment

The Company assesses at the end of each fiscal year and half year whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing is required for an asset, such as goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

Foreign exchange translation

The foreign currency translation reserve represents the currency translation movements of subsidiary company balances denominated in foreign currencies at year end. Foreign currency monetary items are translated at the period exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined. Movements in the foreign currency translation reserve are shown in our Statement of Profit or Loss and Other Comprehensive Income.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transactions. Exchange rate differences are recognised in the Statement of Profit or Loss and Other Comprehensive Income.

Critical Accounting Policies and Estimates

The preparation of the Company’s financial statements requires it to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of its financial statements. The Company analyses its estimates and judgments and it bases its estimates and judgments on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may vary from these estimates. The Company’s significant accounting policies are described in Note 1 to these periodic financial statements and are detailed in Note 1 to the consolidated financial statements for the fiscal year ended June 30, 2017 (which are available on the company website and at ASX:BLT NASDAQ: BNTC; NASDAQ: BNTCW). The Company has summarised below the accounting policies of particular importance to the portrayal of its financial position and results of operations and that require the application of significant judgment or estimates by its management.

Share-based payments transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model.

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BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the three months ended September 30, 2017

Financial operations overview continued

Tax losses

Given the Company’s history of recent losses, it has not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company or its subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised. The Company notes that the availability of tax losses is subject to an Australian continuity of ownership test or, if it fails that test, the same business test. If the Company continues to obtain funding from new shareholders, then it may not comply with the continuity of ownership test.

The following discussion relates to the Company’s consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with the Company’s consolidated financial statements and the notes thereto contained elsewhere in this report.

Results of Operation

A.	Comparison of the three months ended September 30, 2017 to the three months ended September 30, 2016

	For the three months ended September 30		Increase (Decrease)
	2017	2016
	$’000	$’000	$’000
Revenue
Licensing revenue and royalties	44	67	(23)
Finance income - interest	82	44	38
Other Revenue:	1	-	1

Other Income:
Australian Government R&D Grants	751	5,666	(4,915)
Net foreign exchange realised gain	-	17	(17)

Licensing revenue and royalties are recognised when received. This decrease in licensing and royalties is due to the timing of receipts of such revenue.

Finance income increased due to higher average cash holdings.

•	Grant Income is lower due to the inclusion of an estimation of the Grant Income in the three month period ended September 30, 2017 of $0.751m, whilst in the previous period we included an estimation of Grant Income of $5.666m for the 12 month period ending June 30, 2016.

In March 2017 a new reporting system was implemented to allow a reliable estimate to be made of the grant income. As a result, an estimation of grant income for each quarter is now taken to account on a quarterly basis Previously the grant income was only taken up on the lodgment of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made.

In is noted that Grant income is not receivable until a claim is made, on lodgement, of the June 2018 income tax return.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 29

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the three months ended September 30, 2017

Comparison of the three months ended September 30, 2017 to the three months ended September 30, 2016 continued

The unrealised foreign exchange loss in 2017 was due to the effect of fluctuations in the AUD/USD exchange rate on the USD cash balances held by the Parent Company.

Expenses

Research and development expense. Research and development expense decreased by $1.111m, from $2.517m in the three months ended September 30, 2016 to $1.406m in the three months ended September 30, 2017, primarily due to reduced expenditure on programs related to HBV, HCV and AMD. These costs reductions were offset by increased expenditure on OPMD and Head and Neck cancer.

Employment related expenses. Employment-related expenses decreased by $0.103m, from $1.376m in the three months ended September 30, 2016 to $1.273m in the three months ended September 30, 2017 reflecting normal variations in staffing levels.

Share based expenses. There was minimal movement in the share based expenses. Share based expenses are calculated using a Black-Scholes model. The share based expense model uses a data set that includes share price and exercise price, exercise probability, volatility, exercise time and interest rates. We recognise share based expenses over the service period in which the employee earns the award, which is the vesting period of the award.

Travel related costs. Travel related costs decreased by $0.032m from $0.116m in the three months ended September 30, 2016 to $0.084m in the three months ended September 30, 2017 due to reduced travel costs.

Consultants’ costs. Consultants related costs had minimal movement. $0.192m in the three months ended September 30, 2016 and $0.189m in the three months ended September 30, 2017. We retain specialist advisers in relation to our key product candidate programs and for media and shareholder relations capabilities.

Occupancy costs. There was minimal movement between comparative periods in occupancy costs.

Corporate expenses. Corporate expenses increased by $0.113m from $0.250m in the three months ended September 30, 2016 to $0.363m in the three months ended September 30, 2017 due to increased legal compliance cost.

Profit/(loss) for the period

As a result of the foregoing, a loss of $2.877m was made during the period compared with a gain of $0.742m in the three months ended September 30, 2016.

Given our and our subsidiaries’ history of recent losses, we have not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 30

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the three months ended September 30, 2017

Comparison of the three months ended September 30, 2017 to the three months ended September 30, 2016 continued

B.	Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1995, and as of June 30, 2017 we had accumulated losses of $135.748m and at September 30, 2017 we had accumulated losses of $138.625m. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

We have had no borrowings in fiscal 2017 or in this three months to September 30, 2017 and do not currently have a credit facility.

As at September 30, 2017 we had cash and cash equivalents of $14.699m (June 30, 2017 $17.375m). Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 90 days.

To date, our sources of liquidity have been licensing revenue and royalties, Australian government research and development grants, interest on invested cash in excess of immediate requirements and proceeds of the issuance of equity securities.

In the future, we expect our revenue stream will be generated mostly from licensing, strategic alliances and collaboration arrangements with pharmaceutical companies. While we continue to progress discussions and advance opportunities to engage with pharmaceutical companies and continue to seek licensing partners for ddRNAi in disease areas that are not our focus, there can be no assurance as to whether we will enter into such arrangements or what the terms of any such arrangement could be.

While we have established some licensing arrangements, we do not have any products approved for sale and have not generated any revenue from product sales. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialise one of our current or future product candidates.

Unless and until we establish significant revenues from licensing programs, strategic alliances or collaboration arrangements with pharmaceutical companies, or from product sales, we anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of product candidates and begin to prepare to commercialise any product that receives regulatory approval.

We are subject to the risks inherent in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 31

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the three months ended September 30, 2017

B)	Liquidity and Capital Resources continued

Because of the numerous risks and uncertainties associated with research, development and commercialisation of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the timing and costs of our planned clinical trials for our product candidates;
•	the timing and costs of our planned preclinical studies for our product candidates;
•	the number and characteristics of product candidates that we pursue;
•	the outcome, timing and costs of seeking regulatory approvals;
•	revenue received from commercial sales of any of our product candidates that may receive regulatory approval;
•	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish.
•	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defence and enforcement of any patents or other intellectual property rights;
•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and
•	the extent to which we need to in-license or acquire other products and technologies.

C.	Research and Development, Patents and Licenses, etc.

Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

•	expenses incurred under agreements with academic research centres, clinical research organisations and investigative sites that conduct our clinical trials; and
•	the cost of acquiring, developing, and manufacturing clinical trial materials.

Research and development expenses do not include employment related expenses, which are included in our Statement of Profit or Loss and Other Comprehensive Income as a separate line item.

Research and development costs are expensed as incurred. Costs for certain development activities are recognised based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We cannot determine with certainty the duration and completion costs of the current or future product development, preclinical studies or clinical trials of our product candidates. The duration, costs, and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, and expense of our ongoing as well as any additional clinical trials and other research and development activities;
•	the countries in which trials are conducted;
•	future clinical trial results;
•	uncertainties in clinical trial enrolment rates or drop-out or discontinuation rates of patients;
•	potential additional safety monitoring or other studies requested by regulatory agencies;
•	significant and changing government regulation; and

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BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the three months ended September 30, 2017

C)	Research and Development, Patents and Licenses, etc. continued

•	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required to complete clinical development of a product candidate or if we experience significant delays in enrolment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

We plan to increase our research and development expenses for the foreseeable future as we continue the development of ddRNAi product candidates and explore further potential applications of our technology.

D.	Trend Information

Our objective is to become the leader in discovering, developing, clinically validating and commercialising ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations, and to thereby provide a better life for patients with these diseases. Our strategy to accomplish this goal is to progress our pipeline of proprietary ddRNAi-based therapeutics, continue our leadership position in ddRNAi-based therapeutics, develop drugs in our core disease area, partner selectively to commercialise and expand our pipeline and pursue indications with high unmet medical need or a large patient population.

Based on cash requirements and financing we will continue to advance our product candidates for OPMD, AMD, and HNSCC through to submission of an IND application and potentially completion of clinical proof of concept. In addition, we are working to progress our oncology asset, BB-401, into a Phase II clinical study.

E.	Off-Balance Sheet Arrangements.

At the date of this report we do not have any off-balance sheet arrangements as defined in the rules and regulations of the Securities and Exchange Commission, nor have we had any off-balance sheet arrangements in the current fiscal year or in the past three fiscal years.

Risk Factors

In addition to the other information set forth in this three month report ended September 30, 2017, you should carefully consider the factors discussed in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2017. The risks disclosed in our Annual Report on Form 20-F could materially affect our business, financial condition or future results. The risks described in our Annual Report on Form 20-F are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results in the future.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 33

BENITEC BIOPHARMA LIMITED

Directors' Declaration

for the three months ended September 30, 2017

In the opinion of the Directors of Benitec Biopharma Limited:

(a)	the consolidated financial statements and notes of Benitec Biopharma Limited are in accordance with the Corporations Act 2001, including

i	giving a true and fair view of its financial position as at September 30, 2017 and of its performance for the period ended on that date; and

ii	complying with Accounting Standard AASB 134 Interim Financial Reporting; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

Jerel Banks

Chairman

November 29, 2017

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2017	Page | 34

Level 17, 383 Kent Street
Sydney NSW 2000

Correspondence to:
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Independent Auditor’s Review Report to the Members of Benitec Biopharma Limited

Report on the Quarterly Financial Report

Conclusion

We have reviewed the accompanying quarterly financial report of Benitec Biopharma Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 September 2017, consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the quarter ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the quarterly financial report of Benitec Biopharma Limited does not give a true and fair view of the financial position of the Group as at 30 September 2017, and of its financial performance and its cash flows for the quarter ended on that date, in accordance with the Corporations Act 2001, including complying with Accounting Standard AASB 134 Interim Financial reporting.

Directors’ Responsibility for the Quarterly Financial Report

The Directors of the Company are responsible for the preparation of the quarterly financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the quarterly financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the quarterly financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the quarterly financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 30 September 2017 and its performance for the quarter ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Benitec Biopharma Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

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Liability limited by a scheme approved under Professional Standards Legislation.

Page | 35

A review of a quarterly financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Grant Thornton Audit Pty Ltd

Chartered Accountants

L M Worsley

Partner - Audit & Assurance

Sydney, 29 November 2017

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